Exhibit 99.8

CONSENT OF THOMAS DYER

The undersigned hereby consents to the references to, and use of the information derived from, the technical report entitled “South Railroad Project, Form 43-101F1 Technical Report, Updated Preliminary Feasibility Study, Elko County, Nevada”, in Gold Standard Ventures Corp.’s Management’s Discussion and Analysis for the three months ended March 31, 2020 and to the incorporation by reference of such information in the Registration Statement on Form F-10 (File No. 333-225539) of Gold Standard Ventures Corp.

Dated: May 11, 2020	/s/ Thomas Dyer
Thomas Dyer, PE